SPECTRUMGOLD ORGANIZATION AGREEMENT

THIS AGREEMENT made as of the 1st day of May, 2003.

BETWEEN:

VICEROY RESOURCE CORPORATION,
a company duly incorporated under the laws of British Columbia having its registered office at 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5

(hereinafter called "**Viceroy**")

OF THE FIRST PART

AND:

650399 B.C. LTD., a company duly incorporated under the laws of British Columbia having its registered office at 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5

(hereinafter called the "**Subco**")

OF THE SECOND PART

AND:

NOVAGOLD RESOURCES INC., a company duly incorporated under the laws of Nova Scotia, having an office at Suite 405-625 Howe Street, Vancouver, British Columbia, V6C 2T6

(hereinafter called "**NovaGold**")

OF THE THIRD PART

AND:

SPECTRUMGOLD RESOURCES INC.
(name to be changed to SPECTRUMGOLD INC.),
a company duly incorporated under the laws of British Columbia, having an office at 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5

(hereinafter called "**SpectrumGold**")

OF THE FOURTH PART

WHEREAS:

A. Viceroy is the owner of or holder of interests in the properties (herein called the "**Viceroy Properties**") set forth in Schedule "A" hereto;

B. NovaGold is the owner of or holder of interests in the properties (herein called the "**NovaGold Properties**") set forth in Schedule "B" hereto;

C. Viceroy desires to sell and Subco desires to purchase Viceroy's interests in the Viceroy Properties as set out in Schedule "A";

D. NovaGold desires to sell and Subco desires to purchase NovaGold's interest in the NovaGold Properties as set out in Schedule "B";

E. Viceroy and NovaGold wish to subscribe for common shares in the capital of Subco (the "**Subco Shares**");

F. On completion of the transactions contemplated by this Agreement, Viceroy and NovaGold shall own and control Subco Shares as follows:

Subco Shareholder	**No. of Subco Shares**
Viceroy	6,000,000 Subco Shares
NovaGold	6,000,000 Subco Shares

G. Viceroy and NovaGold may transfer their respective Subco Shares to SpectrumGold pursuant to the Arrangement Agreement to be dated May 15, 2003 (the "**Arrangement**") among Viceroy, Quest Investment Corporation, Avatar Petroleum Inc., Arapaho Capital Corp., Viceroy Exploration Ltd., SpectrumGold, Oro Belle Resources Corporation and Subco in exchange for shares in the capital of SpectrumGold (the "**SpectrumGold Shares**") and Subco shall become a subsidiary of SpectrumGold; and

H. The parties hereto wish to record in this Agreement their understanding of the terms of the above transactions and their understanding of management of the affairs of Subco and SpectrumGold going forward.

NOW THEREFORE THIS AGREEMENT WITNESSETH that for and in consideration of the premises, mutual covenants and agreements herein set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree each with the other as follows:

ARTICLE 1

PURCHASE OF PROPERTIES

1.1 Purchase of Viceroy Properties

Viceroy shall sell to Subco, and Subco shall purchase from Viceroy (the "**Viceroy Property Purchase**"), Viceroy's interest in the Viceroy Properties as set out in Schedule "A" for an aggregate deemed price of $1,000,000 (herein called the "**Viceroy Purchase Price**").

1.2 Payment of Viceroy Property Purchase Price

The Viceroy Purchase Price will be paid by Subco to Viceroy by allotment and issuance to Viceroy of 4,000,000 Subco Shares at a deemed price of $0.25 per Subco Share.

1.3 Purchase of NovaGold Properties

NovaGold shall sell to Subco, and Subco shall purchase from NovaGold (the "**NovaGold Property Purchase**"), NovaGold's interest in the NovaGold Properties as set out in Schedule "B" for an aggregate deemed price of $1,000,000 (herein called the "**NovaGold Purchase Price**").

1.4 Payment of NovaGold Property Purchase Price

The NovaGold Purchase Price will be paid by Subco to NovaGold by allotment and issuance to NovaGold of 4,000,000 Subco Shares at a deemed price of $0.25 per Subco Share.

1.5 Definitive Property Agreement

The parties will, acting reasonably, negotiate and settle the terms of definitive property purchase agreements (the "**Definitive Property Agreements**") for the Viceroy Property Purchase and the NovaGold Property Purchase for execution on or before June 12, 2003 or such other date as may be mutually agreed upon. The Definitive Property Agreements shall include industry customary representations and warranties.

1.6 Binding Agreement

Upon execution, the Definitive Property Agreements will supersede this Article 1, but unless and until such Definitive Property Agreements are entered into, this Article 1 and this Agreement will be binding upon and enforceable against the parties in accordance with its terms.

ARTICLE 2

SUBSCRIPTION FOR SUBCO SHARES

2.1 Subscription for Shares

Concurrent with the completion of the purchase and sale of the interests in the Viceroy Properties and the NovaGold Properties, each of Viceroy and NovaGold shall subscribe for and agrees to purchase 2,000,000 Subco Shares at a purchase price of $0.25 per Share, for a total of $500,000 each.

ARTICLE 3

ADDITIONAL FINANCING

3.1 Additional Financing

Each of Viceroy and NovaGold acknowledge that Subco may issue Subco Shares and/or other securities to third parties (which may include insiders or proposed insiders of any of the parties hereto) to raise funds of up to $2,000,000 for Subco on such terms and conditions as determined by the directors of Subco.

3.2 Waiver

Each of Viceroy and NovaGold and any holder of Subco Shares (a "**Subco Shareholder**") agrees to execute any and all waivers required by section 41 of the Company Act (British Columbia), the Articles of Subco or otherwise with respect to any issue of Subco Shares, and for such purposes, each Shareholder hereby irrevocably appoints the Chairman of Subco, or failing him the President of Subco, in office from time to time, as such party's attorney in fact, and authorizes such officers to make, sign and deliver such waivers on behalf of such party.

3.3 Agreement to be Bound

Subco shall not issue Subco Shares to any party unless that party agrees to be bound by the terms this Agreement or such other agreement as Viceroy and NovaGold may approve.

3.4 Conflict

Subject to the provisions of the Company Act (British Columbia) in the event of any conflict between the provisions of this Agreement and the Memorandum and Articles of Subco or SpectrumGold, the provisions of this agreement shall govern. Each of the parties hereto agrees to vote or cause to be voted any Subco Shares or SpectrumGold Shares (collectively the "**Shares**") owned by it and to take such other steps as may be required or desirable to conform the conflicting provisions thereof to this Agreement.

3.5 Covenants of Subco and SpectrumGold

Each of Subco and SpectrumGold consents to the terms of this Agreement and hereby covenants with each of the other parties hereto that it will at all times during the term of this Agreement be governed by the terms and provisions hereof.

ARTICLE 4

COMPOSITION OF BOARDS

4.1 Composition of Board - Subco

Viceroy and NovaGold agree that Subco shall have a board of directors consisting of four directors, two of whom shall be nominees designated by Viceroy and two of whom shall be nominees designated by NovaGold. Viceroy and NovaGold will vote their Subco Shares at all meetings of Subco Shareholders at which they are represented so that the nominees put forward by Viceroy and NovaGold shall be elected members of the board of directors of Subco. Until their successors are duly appointed, the initial directors of Subco shall be as follows

Nominee designated by:	Director Name:
Viceroy	W. David Black
Viceroy	Ronald K. Netolitzky
NovaGold	Rick Van Nieuwenhuyse
NovaGold	Robert J. (Don) MacDonald

Viceroy and NovaGold agree that the Chair of the Board of Subco shall be a nominee of NovaGold and that, in the event of a tie vote, the Chair shall have a casting vote if the Arrangement is not completed.

4.2 Composition of Board - SpectrumGold

Viceroy and NovaGold agree that SpectrumGold shall have a board of directors consisting of seven directors, three of whom shall be nominees designated by Viceroy and four of whom shall be nominees designated by NovaGold, provided that the fourth nominee of NovaGold shall be acceptable to Viceroy, acting reasonably and shall be independent of both Viceroy and NovaGold. Viceroy and NovaGold will vote their SpectrumGold Shares at all meetings of holders of SpectrumGold Shares (the "**SpectrumGold Shareholders**") at which they are represented so that the nominees put forward by Viceroy and NovaGold shall be elected members of the board of directors of SpectrumGold. Until their successor are duly appointed, the initial directors of SpectrumGold shall be as follows:

Nominee Designated by:	Director Name:
Viceroy	W. David Black
Viceroy	Ronald K. Netolitzky
Viceroy	Michael D. Winn
NovaGold	Rick Van Nieuwenhuyse
NovaGold	Robert J. (Don) MacDonald
NovaGold	Clynton R. Nauman
NovaGold	[To be determined]

Each of Viceroy and NovaGold further agrees that upon its holdings of SpectrumGold Shares reducing to 10% or less of the then outstanding SpectrumGold Shares, it shall cause at least one of its nominees to the board of directors of SpectrumGold to resign, such vacancy to be filled at the discretion of the remaining board members.

4.3 Term of Office

The term of office of a director shall commence on the date of that individual's election to the board of directors and shall terminate at the close of the next following annual meeting of the shareholders, or when his successor is duly elected or appointed, or at any other time prior thereto if the shareholder nominating a director replaces such director in accordance with Section 4.4.

4.4 Replacement

The party entitled under Sections 4.1 and 4.2 to nominate a director shall be entitled at any time to require the other parties to this Agreement who are shareholders of the applicable company to vote in favour of the removal of any director nominated by it and to require the other parties to this Agreement who are shareholders of the applicable company to vote in favour of the successor nominee nominated by it at any time and from time to time. Any party who wishes to replace a director may have such director replaced by nominating a replacement at any duly constituted meeting of the shareholders or as otherwise permitted by the Company Act (British Columbia), or the Memorandum and Articles of Subco or SpectrumGold as the case may be and each of the SpectrumGold Shareholders and Subco Shareholders agrees to take all action and to execute all documents to permit such replacement to be elected or appointed.

4.5 Removal of Powers

In the event that SpectrumGold becomes the sole shareholder of Subco, it agrees, in its capacity as shareholder of Subco, to remove from the board of directors of Subco wherever possible and subject to applicable laws the power to manage the affairs of Subco and the power to manage the affairs of Subco shall be vested in SpectrumGold.

ARTICLE 5

OFFICERS

5.1 Officers of Subco

Each of the Subco Shareholders hereby confirms that they shall cause the board of directors of Subco to appoint the following persons as officers of Subco to hold such offices set opposite their respective names at the pleasure of the board or until they resign:

Rick Van Nieuwenhuyse - President

Robert J (Don) MacDonald – Secretary

5.2 Officers of SpectrumGold

Each of the SpectrumGold Shareholders hereby confirm that they shall cause the board of directors of SpectrumGold to appoint the following persons as officers of SpectrumGold to hold such offices set opposite their respective names at the pleasure of the board or until they resign:

Rick Van Nieuwenhuyse - President

Robert J (Don) MacDonald – Secretary

ARTICLE 6

TRANSFERS OF SHARES - RIGHT OF FIRST REFUSAL

6.1 Restriction on Transfer

Except as provided in this Agreement, each Subco Shareholder and each SpectrumGold Shareholder (the "**Shareholders**") agrees that it will not sell, transfer, assign, mortgage, pledge, charge hypothecate, encumber, alienate or otherwise dispose of, create a security interest in, grant an option on, create or allow an Encumbrance upon, or cease to be the legal and beneficial holder of any Shares it holds, or any right or interest therein, at any time now or hereafter held or owned by it until the SpectrumGold Shares are listed on a senior stock exchange.

For the purposes of this Agreement "**Encumbrance**" shall mean any mortgage, pledge, hypothecation, security, interest, lien, condition, assignment, option, claim, trust, beneficial interest, voting trust, assignment of or restriction on voting rights, or any other title defect, encumbrance or charge whatsoever, whether or not registered or registerable.

6.2 Permitted Transfer

Notwithstanding Section 6.1 and 6.3, Viceroy and NovaGold may transfer their respective Subco Shares to SpectrumGold, Viceroy may distribute its SpectrumGold Shares pursuant to the Arrangement and NovaGold may distribute its SpectrumGold Shares to its shareholders on a similar basis as Viceroy is distributing pursuant to the Arrangement.

6.3 Right of First Refusal

Subject to Section 13.3, if either of Viceroy or NovaGold wishes to sell, transfer or otherwise dispose of any of its Shares (the "**Offeror**") it will first offer to the other (the "**Other**") by notice in writing (the "**Offer**"), the prior right to purchase, receive or otherwise acquire all of the Shares of the Offeror.

6.4 Contents of Offer

The Offer will state that the Offeror has determined to avail itself of the provisions of this Article 6 and will set forth:

(a) the Shares offered for sale;

(b) the sale price;

(c) the terms and conditions of the sale, which must be cash only and not be part of any other transaction;

(d) that the Offer must either be accepted in its entirety or not at all and that it is open for acceptance by the Other for a period of 30 days after receipt of the Offer (the "**Offering Period**"); and

(e) in the event of a third party offer, a copy of such offer and the identity of the third party.

6.5 Sale to Third Party

If the Offer is not wholly accepted within the Offering Period, the Offeror may, within 60 days after the expiry of the Offering Period, sell, transfer or otherwise dispose of the whole of its Shares to any third party for not less than the price and on no less favourable terms and conditions to the Offeror than as set out in the Offer. If a sale to a third party is not completed within 60 days after expiry of the Offering Period, the provisions of Section 6.4 will again become applicable to the sale, transfer or other disposition of the Offeror's Shares and so on from time to time.

6.6 Agreement Binding on Third Party

No sale, transfer or disposition of Shares permitted by Section 6.3 will be made unless the third party has entered into an agreement with the Shareholders and Subco or SpectrumGold, as the case may be, under which the third party agrees to be bound by and will be entitled to the benefit of the provisions of this Agreement.

ARTICLE 7

[INTENTIONALLY LEFT BLANK]

ARTICLE 8

SALE PROVISIONS

8.1 Application

Provisions of this Article 8 shall apply to any purchase and sale of Shares pursuant to the Agreement, notwithstanding anything to the contrary contained in this Agreement.

8.2 Closing

Any purchase and sale of Shares to which this part applies shall be closed at 10:00 a.m. at the registered office of Subco or at such other time and place as the parties may decide.

8.3 Resignations

The Shareholder selling its Shares (the "**Selling Shareholder**") shall cause its nominees to resign from the board of directors of Subco or SpectrumGold, as the case may be, and as officers and/or employees of Subco or SpectrumGold, as applicable, (except if the nominee also represents a continuing Shareholder) and from all offices and positions of employment in Subco or SpectrumGold, as applicable, effective as of the date of closing of the purchase and sale of such Shares.

8.4 Payments

All payments to be made in respect of the purchase price of the Shares shall be made by banker's draft or certified cheque payable to the Selling Shareholder and delivered to the Selling Shareholder at the closing of the purchase and sale of such Shares.

8.5 Share Certificates

At the closing of the purchase and sale of the Shares being purchased and sold, the Selling Shareholder shall assign and transfer the Shares and shall deliver to the party purchasing such Shares (the "**Purchasing Party**") all share certificates respecting the Shares being purchased and sold, duly endorsed for transfer to the Purchasing Party or irrevocable stock powers to transfer such shares.

8.6 Representations and Warranties

The Selling Shareholder shall be deemed to represent and warrant to the Purchasing Party, effective as of the closing of such purchase and sale, that:

(a) the Shares being purchased and sold or beneficially sold by the Selling Shareholder are free and clear of all Encumbrances;

(b) no person, firm or company has any agreement or option or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option for the purchase from the Selling Shareholder of any of the Shares being purchased and sold; and

(c) the purchase and sale of the Shares will not result in a breach of the provisions of any agreement, indenture, deed, debenture, mortgage, bond or other documentary instrument to which the Selling Shareholder is a party or by which it is bound.

The said representations and warranties shall survive closing of the purchase and sale.

8.7 Release by Selling Shareholder

At the closing of the purchase and sale of the Shares the Selling Shareholder shall:

(a) deliver to Subco or SpectrumGold, as the case may be, a release by each of the Selling Shareholder and his nominees, if any, of any and all claims against Subco or SpectrumGold, as the case may be, with respect to any matter or thing whatsoever, arising out of his capacity as a director, officer, Shareholder, employee or creditor of Subco or SpectrumGold, as the case may be, except for any claims which might arise out of the transactions of purchase and sale herein contemplated; and

(b) deliver the remaining Shareholders a release by the Selling Shareholder of any and all claims against any remaining Shareholder(s) and their nominees, if any, in their respective capacities as shareholders, directors, officers or employees of Subco or SpectrumGold, as the case may be, except for any claims which might arise out of the transaction of purchase and sale herein contemplated.

8.8 Releases by Purchasing Party

At the closing of the purchase and sale of the Shares the Purchasing Party shall:

(a) deliver to each of the Selling Shareholder and his nominees, if any, a release in its capacity as a director, officer and Shareholder of Subco or SpectrumGold, as applicable, of all its claims against the Selling Shareholder and his nominees in their capacities as a Shareholder, directors or officers of Subco or SpectrumGold, as the case may be, except

for any claims which may arise out of the transactions of purchase and sale herein contemplated; and

(b) cause Subco or SpectrumGold, as applicable, to deliver to the Selling Shareholder and his nominees a release by Subco or SpectrumGold, as applicable, of all its claims against the Selling Shareholder and his nominees with respect to any matter or thing arising as a result of the Selling Shareholder or its nominees being a Shareholder, director or officer of Subco or SpectrumGold, as the case may be, except for any claims which might arise out of the transactions of purchase and sale herein contemplated.

8.9 Indebtedness

Notwithstanding any provision of this Agreement to the contrary, if at the closing of the purchase and sale of the Shares being purchased and sold, the Selling Shareholder is indebted to Subco or SpectrumGold, as the case may be, the Selling Shareholder shall repay such indebtedness to Subco or SpectrumGold, as the case may be, in full at such closing regardless of the provisions of any agreement, negotiable instrument or other arrangement between the Selling Shareholder and Subco or SpectrumGold, as the case may be.

8.10 Liabilities

If the Selling Shareholder is responsible for all or any of the liabilities of Subco or SpectrumGold, as the case may be, whether by guarantee, endorsement or otherwise, the Purchasing Party shall use its reasonable best efforts to have the Selling Shareholder released therefrom and to secure the discharge of any security given by the Selling Shareholder in support thereof. If the Purchasing Party is unable to obtain such release of the Selling Shareholder, then, at the option of the Selling shareholder, the sale of Shares shall be deemed null and void.

8.11 Power of Attorney

If, at the date of closing, the Selling Shareholder fails to complete the transaction of purchase and sale, the Purchasing Party shall have the right, if not in default under this Agreement, without prejudice to any other rights which it may have, upon payment of the purchase price payable to the Selling Shareholder at the date of closing to the credit of the Selling Shareholder in the main branch of Subco's or SpectrumGold's (as applicable) bankers in the City of Vancouver, to execute and deliver, on behalf of and in the name of the Selling Shareholder, such deeds, transfers, share certificates, resignations or other documents that may be necessary to complete the subject transaction and the Selling Shareholder hereby irrevocably appoints the Purchasing Party as its attorney in that behalf in accordance with the *Powers of Attorney Act* (British Columbia), and in accordance with such Act, the Selling Shareholder declares that this power of attorney may be exercised during any subsequent legal incapacity on its part.

8.12 Ordinary Course of Business

If the provisions of any of Articles 6 or 7 hereof become applicable, then from such date until the date of closing the Shareholders shall not do, nor cause or permit to be done anything except that which is in the ordinary course of business of Subco or SpectrumGold, as the case may be.

ARTICLE 9

REPRESENTATIONS AND WARRANTIES

9.1 Representations and Warranties of Viceroy

Viceroy represents and warrants to NovaGold and Subco as follows:

(a) Viceroy is a company duly incorporated, organized, validly existing and in good standing under the laws of its jurisdiction of incorporation;

(b) Viceroy has good and sufficient right to enter into this Agreement and to carry out its obligations hereunder, including the transfer of the Viceroy Properties to Subco as provided herein, free and clear of all Encumbrances;

(c) Viceroy is the registered and beneficial owner of all of the Viceroy Properties and has good and marketable title to the Viceroy Properties free and clear of all Encumbrances save and except as specified on Schedule "A" to this Agreement; and

(d) neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will conflict with, result in a breach of or accelerate the performance required by any agreement to which Viceroy is a party.

9.2 Representations and Warranties of NovaGold

NovaGold represents and warrants to Viceroy and Subco as follows:

(a) NovaGold is a company duly incorporated, organized, validly existing and in good standing under the laws of its jurisdiction of incorporation;

(b) NovaGold has good and sufficient right to enter into this Agreement and to carry out its obligations hereunder, including the transfer of the NovaGold Properties to Subco as provided herein, free and clear of all Encumbrances;

(c) NovaGold is the registered and beneficial owner of all of the NovaGold Properties and has good and marketable title to the NovaGold Properties free and clear of all Encumbrances save and except as specified on Schedule "A" to this Agreement; and

(d) neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will conflict with, result in a breach of or accelerate the performance required by any agreement to which NovaGold is a party.

ARTICLE 10

CLOSING/SURVIVAL

10.1 Closing

Closing will be at the offices of DuMoulin Black, 10th Floor, 595 Howe Street, Vancouver, British Columbia, at 10:00 a.m. (Vancouver time) June 12, 2003 (the "**Closing Date**"), or such other place or date as may be mutually agreed by the parties.

10.2 Survival of Representations and Warranties

The representations and warranties of each of the parties hereto shall survive the closing of the purchase and sale of the Viceroy Properties and NovaGold properties (the "**Property Transactions**") for a period of one year from the Closing Date, and the covenants of each of the parties hereto shall survive until this Agreement is terminated.

ARTICLE 11

MUTUAL CONDITIONS PRECEDENT

11.1 Conditions Precedent

The parties' obligations to complete the transactions contemplated in this Agreement are subject to satisfaction of the following conditions and such other conditions as may be included in the Definitive Agreement on or before the Closing Date (as defined below):

(a) SpectrumGold shall have made arrangements to proceed with an application for listing on a senior stock exchange;

(b) all necessary approvals of the respective directors of Viceroy, NovaGold, Subco and SpectrumGold will have been obtained;

(c) no adverse material change will have occurred in the business, affairs, financial condition or operations of Viceroy, NovaGold, Subco or SpectrumGold;

(d) all proposed issuances of shares or sales of Shares will be exempt from the registration and prospectus requirements of applicable securities legislation;

(e) all necessary approvals of, and filings with the regulatory authorities to transactions contemplated hereby will have been obtained;

(f) Viceroy and NovaGold will be satisfied with the results of their respective due diligence reviews in connection with the transactions contemplated hereby;

(g) the parties will have performed all covenants and conditions set out in the Definitive Agreement on or before the Closing Date;~~and~~

(h) the representations and warranties of the parties in the Definitive Agreement will be true and correct in all material respects at the Closing Date; and

(i) SpectrumGold shall have negotiated the terms of an option to acquire the Brewery Creek property from Viceroy on terms and conditions acceptable to NovaGold.

11.2 Waiver

The conditions in Section 11.1 may be waived in whole or in part without prejudice to any right of rescission in the event of non-fulfillment of any other condition or conditions. A waiver will be binding only if it is in writing signed by all of the parties hereto.

ARTICLE 12

DUE DILIGENCE/PUBLIC DISCLOSURE

12.1 Due Diligence

Upon execution of this Agreement, it is agreed that the parties (through their representatives) will be permitted to complete the due diligence investigations of each other in connection with the Property Transaction

12.2 Access

Each of the parties will afford to the others and to their accountants, counsel and other representatives, full access during normal business hours to the management, properties, books, records, contracts, commitments and other documentation of such party and its subsidiaries and will allow such parties and their accountants, counsel and representatives to perform a diligent and complete examination of its and their financial condition, business, affairs, property and assets.

12.2 Ordinary Course

Until the earlier of the closing of the Property Transactions and the termination of this Agreement without completion of the Property Transactions, none of the parties will, without the prior written consent of the other parties, enter into any contract in respect of the Viceroy Properties and the NovaGold Properties other than in the ordinary course of business, and each of the parties will continue to carry on its business and maintain its assets in the ordinary course of business, with the exception of reasonable costs incurred in connection with the Property Transactions, and, without limitation, but subject to the above exceptions, will maintain payables and other liabilities at levels consistent with past practice, will not engage in any extraordinary material transactions without the prior written consent of the others.

12.3 Public Disclosure

No disclosure or announcement, public or otherwise, in respect of this Agreement or the transactions contemplated herein will be made by any party without the prior written agreement of the other parties as to timing, content and method, providing that the obligations herein will not prevent any party from making, after consultation with the other parties, such disclosure as its counsel advises is required by applicable laws or the rules and policies of the reporting jurisdictions of Viceroy and NovaGold.

12.4 Confidentiality

Unless and until the transactions contemplated in this Agreement have been completed, except with the prior written consent of the other parties, each of the parties and their respective employees, officers, directors, shareholders, agents, advisors and other representatives will hold all information received from the other parties in strictest confidence, except such information and documents available to the public or as are required to be disclosed by applicable law.

12.5 Return of Information

All such information in written form and documents will be returned to the party originally delivering them in the event that the transactions provided for in this Agreement are not completed.

ARTICLE 13

GENERAL

13.1 Good Faith

The parties will proceed diligently and in good faith to complete all the transactions contemplated by this Agreement.

13.2 Consent to Transfer

Each of the parties shall be deemed conclusively to have consented to any transfer of Shares made in accordance with this Agreement and each party covenants and agrees to waive any restriction on transfer contained in the Articles of Subco or SpectrumGold, as the case may be, in order to give effect to such transfer.

13.3 Termination

Subject to compliance with Sections 4.2 and 10.2 and as hereinafter provided, this Agreement will terminate:

(a) when only one party to this Agreement (other than SpectrumGold) holds in excess of 10% of the outstanding Subco Shares or the outstanding SpectrumGold Shares;

(b) if all the parties mutually consent in writing to its termination;

(c) on December 31, 2003 in the event the conditions precedent as contained in Section 11.1 have not been met; and

(d) upon the earlier of SpectrumGold Shares becoming listed on a stock exchange after completion of the Arrangement and either Viceroy or NovaGold reducing its holdings of SpectrumGold Shares to less than 10%.

Notwithstanding the foregoing, each of Viceroy and NovaGold agrees that the provisions of Section 6.3, 6.4 and 6.5 as they relate to a right of refusal shall be binding upon it in favour of the other party for so long as it holds directly or indirectly or exercises control or direction over greater than 10% of the SprectrumGold Shares.

13.4 Entire Agreement

Subject to the Definitive Property Agreements, this Agreement constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties. There are no warranties, representations or other agreements between the parties in connection with the subject matter hereof except as specifically set forth or referred to herein. No supplement, modification or waiver or termination of this Agreement shall be binding unless executed in writing by the party to be bound thereby. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions (whether or not similar) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided. Any indulgence by or delay or omission by a party to

exercise any right arising from any default or omission will not affect or impair the rights of that party as to any future default or omission.

13.5 Time of Essence

Time is of the essence herein.

13.6 Further Assurances

Each of the parties hereto will, from time to time, at the request of any other party, do such further acts and execute and deliver all such further documents, agreements and instruments as will be reasonably required in order to fully perform and carry out the terms, conditions and intent of this Agreement.

13.7 Expenses

Except as otherwise specifically set forth herein, each party will bear its own expenses in connection with the contemplated transactions.

13.8 Currency

All references to currency are references to Canadian dollars unless otherwise indicated.

13.9 Assignment

No party may assign its interest in this Agreement without the prior written consent of the others, such consent not to be unreasonably withheld.

13.10 Notice

Any notice to be given hereunder to the parties will be deemed to be validly given if delivered, or if sent by facsimile:

If to Viceroy:

900 – 570 Granville Street
Vancouver, British Columbia
V6C 3P1

Attention: President

Facsimile No.: (604) 682-3941

If to NovaGold:

625 Howe Street, Suite 405
Vancouver, British Columbia
V6C 1T5

Attention: President

Facsimile No.: (604) 669-6272

If to Subco and SpectrumGold:

Notice to be given to address (facsimile no.) for both Viceroy and NovaGold

and any such notice delivered on a business day in accordance with the foregoing will be deemed to have been received on the date of delivery or facsimile transmission.

13.11 Governing Law

This Agreement and the rights and obligations of the parties hereunder will be governed by and construed according to the laws of the Province of British Columbia.

13.12 Enurement

This Agreement will enure to the benefit of and be binding upon the parties hereto, and their successors and permitted assigns.

VICEROY RESOURCE CORPORATION

Per: ______________________
Authorized Signatory

NOVAGOLD RESOURCES INC.

Per: ______________________
Authorized Signatory

650399 B.C. LTD.

Per: ______________________
Authorized Signatory

SPECTRUMGOLD RESOURCES INC.

Per: ______________________
Authorized Signatory

SCHEDULE "A"

VICEROY PROPERTIES

1. Brewery Creek Property, Yukon

The Brewery Creek property is located 55 kilometres due east of Dawson City, Yukon at latitude 64°02' N and longitude 138°15' W. The property covers an area of approximately 8 x 16 kilometers or 16,160 hectares consisting of 801 mineral quartz claims and fractions held under the provisions of the Yukon Quartz Mining Act. Ninety-three (93) claims are legally surveyed and have been converted to "Quartz Mining Leases", covering mine facilities, pits, waste dumps and adjacent drill indicated deposits including the Bohemian, West Big Rock, East Big Rock and South Fosters zones. Seventy-six (76) of the mining leases expire on May 21, 2016, seven (7) expire on May 24, 2018 and ten (10) expire on August 24, 2019. 1 contiguous Yukon quartz mining claims covering 2600 acres (1066 hectares) located along the west margin of the Keno Hill Mining District 40 kilometres (25 miles) northeast of Mayo, Yukon. VMC Minerals Corporation ("VMC") owns one hundred percent (100%) interest in the Brewery Creek property and related Mining Assets subject to certain underlying agreements. VMC will grant to Subco an option to acquire 100% of the Brewery Creek property and Mining Assets by completing exploration expenditures over three (3) years; purchasing the Mining Assets for a negotiated amount and maintaining all the licenses in good standing for that period of time. Subco may elect to purchase the Mining Assets anytime after eighteen (18) months while VMC completes the remaining portion of its reclamation work on the Brewery Creek property. VMC has the right to sell the Mining Assets prior to the exercise of the Option Agreement subject to a right of first refusal for Subco to acquire the Mining Assets for an agreed value. The purchase price for the Mining Assets to be reduced by the agreed value for any assets sold prior to the exercise of the Option.

2. Telegraph Creek and Iskut River Property, British Columbia

The Telegraph Creek and Iskut River property consists of mineral claims located in the Liard Mining Distict of British Columbia. Viceroy granted to Newcastle Minerals Ltd. ("**Newcastle**") an option to acquire the property which option has been exercised. Viceroy will assign to Subco its right to the net smelter return royalty to which Viceroy is entitled together with 100,000 shares of Newcastle.

3. Kopper King Project, British Columbia

The Telegraph Creek and Iskut River property consists of mineral claims located in the Liard Mining Distict of British Columbia. Viceroy will assign to Subco its rights to earn interests in the property under a letter of intent with Eagle Plains Resources Ltd. ("**Eagle Plains**") and will allow Subco to acquire shares of Eagle Plains that are subject to warrants at the same price that Viceroy pays on exercise of the warrants.

4. Big Sheep/Kiniskan Lake/Manson Creek Properties, British Columbia

Viceroy has granted to Royal County Minerals Corp. ("**Royal County**") options to acquire mineral claims in the Lillooet, Liard and Omineca Mining Divisions of British Columbia pursuant to which Royal County may acquire 100% interests in the claims in consideration for cash and share payments and grants of net smelter royalties. Viceroy will assign the mineral claims to, and its rights under the option agreements to, Subco.

5. Galore Creek and Silver Standard Agreement

Viceroy has negotiating with Kennecott for acquisitions of properties in the Galore Creek area and with Silver Standard Resources Inc. for additional property interests. Viceroy will assign to Subco its rights to such proposed transactions or enable Subco to enter any agreements in respect thereof with the other parties thereto.

SCHEDULE "B"

NOVAGOLD PROPERTIES

1. McQuesten, Yukon

The McQuesten property consists of 51 contiguous Yukon quartz mining claims covering 2600 acres (1066 hectares) located along the west margin of the Keno Hill Mining District 40 kilometres (25 miles) northeast of Mayo, Yukon.

Pursuant to an option agreement dated April 10, 1997, Eagle Plains Resources, Ltd. and Miner River Resources, Ltd. (collectively "**Eagle Plains**") acquired the right to acquire a 100% interest in the McQuesten property subject to a 2% net smelter return royalty reserved to the original owner ("Underlying Option"). On October 1, 1997, Eagle Plains granted Viceroy the right to acquire a 70% interest in Eagle Plains' interest in the McQuesten property. Viceroy assigned this right to the NovaGold on April 26, 1999 and NovaGold will assign all its rights to the McQuesten property to Subco. Subco will have the right to acquire a 70% interest by spending $875,000 (which amount has already been expended); fulfilling all obligations pursuant to the Underlying Option; and completing a 10,000 foot drilling program on or before October 1, 2003. Upon earning its 70% interest, Subco and Eagle Plains will enter into a joint venture arrangement. The Underlying Option requires annual advance minimum royalty payments of $20,000.

2. Sprogge, Yukon

The Sprogge property consists of 278 Yukon quartz mining claims covering 14,359 acres (5810 hectares) located 175 kilometres (108 miles) north of the town of Watson Lake within the Tintina Gold Belt of the Yukon Territory. NovaGold will assign all its rights to Sprogge property to Subco. The Sprogge property will be held jointly by Subco and Newmont Mining Corporation ("**Newmont**"). Subco's interest in the property will be 77.6% with Newmont having a 22.4% interest.

3. Harlan, Yukon

The Harlan property consists of 339 Yukon quartz mining claims covering 17,490 acres (7,098 hectares) located 150 kilometres north of the town of Ross River, within the Tintina Gold Beland. NovaGold will assign all its rights to Harlan property to Subco and accordingly the Harlan property will be 100% owned by Subco.

4. Klondike, Yukon

The Klondike property consists of 46 Yukon quartz mining claims covering 2375 acres (960 hectares) located 90 kilometres (56 miles) east of Dawson City within the Tintina Gold Belt of the Yukon Territory. NovaGold will assign all its rights to Klondike property to Subco and accordingly the Klondike property will be 100% owned by Subco.